Wyoming Secretary of State
State Capitol Building, Room 110
Cheyenne, WY 82002-0020

ARTICLES OF AMENDMENT

Pursuant to the provisions of the Wyoming Business Corporation Act (the “Act”), the shareholders and board of directors of Helius Medical Technologies, Inc., a Wyoming corporation (the “Corporation”), hereby present these Articles of Amendment to its Articles of Incorporation, pursuant to Wyo. Stat. 17-16-1006, on behalf of the Corporation. The Corporation’s Articles of Incorporation were filed with the Wyoming Secretary of State on June 2, 2014 and Articles of Amendment were filed with the Wyoming Secretary of State on June 30, 2014 (the “Articles of Incorporation”), and the Corporation has been assigned filing number 2014-000665988.

1.              The name of the Corporation: Helius Medical Technologies, Inc.

2.              Article 12 of the Articles of Incorporation is hereby deleted in its entirety and replaced with the following:

“12. QUORUM FOR SHAREHOLDER VOTE. Shares entitled to vote as a separate voting group may take action on a matter at a shareholder meeting only if a quorum of those shares are present in person or by proxy with respect to the matter. At least 33 1/3 of the total outstanding shares of the Corporation entitled to vote as a separate voting group, present in person or by proxy, shall constitute a quorum at any meeting of shareholders, except as otherwise set forth in these Articles of Incorporation or as required by the Act.”

3.              The date of the amendment’s adoption: April 20, 2015.

4.              The amendment was duly approved by at least a majority of the shareholders and all of the board of directors of the Corporation in the manner required by the Act and by the Corporation’s Articles of Incorporation.

DATED: April 20, 2015

By:	/s/ Philippe Deschamps
Philippe Deschamps
President and CEO

Contact person as to this filing: Amanda Tseng
Daytime phone number: (778) 331-2091
E-mail: amanda.tseng@barongroupintl.com